SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

UGLY DUCKLING CORPORATION

(Name of Subject Company (Issuer))

ERNEST C. GARCIA II

(Offeror and Affiliate of Issuer)

COMMON STOCK

(Title of Class of Securities)

903512 10 1

(CUSIP Number of Class of Securities)

Steven P. Johnson, Esq	With Copy to:

2575 East Camelback Road	Christopher D. Johnson

Suite 700	Squire, Sanders & Dempsey L.L.P.

Phoenix, Arizona 85016	40 North Central Avenue, Suite 2700

(602) 778-5003	Phoenix, Arizona 85004

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

CALCULATION OF FILING FEE

Transaction value (1)	Amount of Filing Fee (2)

$12,198,098	$2,439.62

(1)	Solely for the purpose of calculating the filing fee and based on 4,859,800 shares of common stock (which is the aggregate number of shares of common stock subject to the tender based upon the Company's public filings) at $2.51 per share.

(2)	Fee calculated in accordance with Rule 0-11(a)(4) and Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended.

      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing if a final amendment reporting the results of the tender offer:

         This Schedule TO relates to an Offer to Purchase dated November 26, 2001 (the “Offer to Purchase”) by Ernest C. Garcia II (the “Offeror”) to purchase all of the outstanding shares of common stock, $.001 par value per share (“Common Stock”), of Ugly Duckling Corporation, a Delaware corporation (the “Company”), not owned by Mr. Garcia tendered pursuant to the tender offer at a purchase price of $2.51 per share net to the Seller in cash, without any interest, upon terms and subject to the conditions set forth in the Offer to Purchase.

ITEM 1.   SUMMARY TERM SHEET.

         The information contained in the Offer to Purchase under the heading “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

(a)      Name and Address. The information contained in Section 9 of the Offer to Purchase is incorporated herein by reference.

(b)      Security. The information contained in Section 9 of the Offer to Purchase is incorporated herein by reference.

(c)      Trading Market and Price. The information contained in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

(a)      Name and Address of Filing Person. The information contained in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

(a)      Material Terms. The information contained under the heading “INTRODUCTION” and in Sections 1, 2, 3, 4, 5, 10, 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

(b)      Purchases. Officers, directors and affiliates of the Company may tender their Shares pursuant to the terms of the Offer. The information contained in the Offer to Purchase under the heading “INTRODUCTION” is incorporated herein by reference.

ITEM 5.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)      Transactions. The information contained in Section 10 of the Offer to Purchase is incorporated herein by reference.

(b)      Significant Corporate Events. The information contained under the heading “Special Factors” and Section 10 of the Offer to Purchase is incorporated herein by reference.

(e)      Agreements Involving the Subject Company’s Securities. The information contained in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)      Purposes. The information contained in the Offer to Purchase under the heading “Special Factors” is incorporated herein by reference.

(b)      Use of Securities Acquired. The information in the Offer to Purchase under the heading “Special Factors” and Section 1 is incorporated herein by reference.

(c)      Plans.

(c)(1) The Offeror has plans, if not all the Shares are acquired in the tender offer, to obtain any remaining outstanding shares of Common Stock that may be accomplished through a merger or other similar transaction.

(c)(2) The Offeror does not have any plans, proposals or negotiations that relate to or would result in an any purchase, sale or transfer of a material amount of assets of the Company.

(c)(3) The Offeror does not have any plans, proposals or negotiations that relate to or would result in any material change in the present distribution policy or indebtedness or capitalization of the Company.

(c)(4) The Offeror does not have any plans or proposals that relate to or would result in any other material change in the Company’s management. If the Offeror is successful in acquiring all of the Common Stock of the Company, the Offeror may change the composition of the Board of Directors of the Company.

(c)(5) The Offeror does not have any plans, proposals or negotiations that relate to or would result in any other material change in the Company’s structure or business.

(c)(6) As disclosed in the Offer to Purchase, the Offeror is attempting to acquire all of the outstanding Common Stock of the Company, which could result in the Common Stock being delisted.

(c)(7) As disclosed in the Offer to Purchase, the Offeror is attempting to acquire all of the outstanding Common Stock of the Company, which would result in the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(c)(8) As disclosed in the Offer to Purchase, the Offeror is attempting to acquire all of the outstanding Common Stock of the Company, which would result in the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act with respect to the Common Stock.

(c)(9) As disclosed in the Offer to Purchase, the Offeror is attempting to acquire all of the outstanding Common Stock of the Company. The Offeror does not have any plans, proposals or negotiations that relate to or would result in the disposition of shares of Common Stock of the Company.

(c)(10) The Offeror does not have any plans, proposals or negotiations that relate to or would result in any changes in the Company’s governing instruments that could impede the acquisition or control of the Company.

ITEM 7.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)      Source of Funds. The information contained in Section 8 of the Offer to Purchase is incorporated herein by reference.

(b)      Conditions. The information contained in Section 8 of the Offer to Purchase is incorporated herein by reference.

(d)      Borrowed Funds. The information contained in Section 8 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The information contained in Sections 9 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)      Solicitations or Recommendations. No Persons have been employed, retained, or will be compensated to make solicitations or recommendations in connection with the Offer. The information contained in Section 14 of the Offer to Purchase is incorporated herein by reference.

ITEM 10.   FINANCIAL STATEMENTS.

         The information contained in Section 9 and Appendix A of the Offer to Purchase is incorporated herein by reference.

ITEM 11.   ADDITIONAL INFORMATION.

(a)      Agreements, Regulatory Requirements and Legal Proceedings. None.

(b)      Other Material Information. None.

ITEM 12.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

(a)(1)(i)	Form of Offer to Purchase, dated November 26, 2001.

(a)(1)(ii)	Form of Letter of Transmittal with Substitute Form W-9.

Exhibit No.	Description

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	See Offer to Purchase, dated November 26, 2001, attached hereto as Exhibit (a)(1)(i)

(a)(4)	Not applicable.

(a)(5)(i)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iii)	Form W-9 Guidelines.

(a)(5)(iv)	Summary Advertisement as published in the Wall Street Journal on November 26, 2001.

(b)	Business Loan Agreement, dated October 9, 2001, by and among Ernest C. Garcia, Elizabeth Joanne Garcia, Verde Investments, Inc. and Bank One Arizona, N.A.(1)

(c)	None.

(d)(i)	Proxy Statement for 2001 Annual Meting of Ugly Duckling Corporation; “Proposal to be Voted On – Issuance of Warrants.”(2)

(d)(ii)	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.(3)

(d)(iii)	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.(3)

(d)(iv)	Loan Agreement, dated January 11, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.(3)

(d)(v)	Form of Warrant Agreement, dated July 25, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.(3)

(d)(vi)	Stock Pledge Agreement, dated November 28, 2000, by and between Ernest C. Garcia, II, Joanne E. Garcia, Arbco Associates, L.P. and Kayne Anderson Capital Income Partners, L.P.(3)

(1)	Previously filed on Amendment No. 1 to Schedule 13E-3 by Ernest C. Garcia II on October 31, 2001.

(2)	Previously filed by Ugly Duckling Corporation on form PRE 14A on October 26, 2001.

(3)	Previously filed on Schedule 13E-3 by Ernest C. Garcia II on January 25, 2001.

Exhibit No.	Description

(d)(vii)	Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest C. Garcia, II and Ugly Duckling Corporation.(3)

(d)(viii)	Letter Agreement, dated March 15, 2001, by and among Cygnet Capital Corporation, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.(3)

(d)(ix)	Stock Pledge Agreement, dated March 15, 2001, by and among Ernest C. Garcia, II, Elizabeth Joanne Garcia, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.(3)

(e)	None.

(f)	None.

(g)	None.

(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         A successful result of the Offer to Purchase would be viewed as having the reasonable likelihood of producing, either directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. Specifically, this transaction may facilitate or result in a transaction that would cause the Common Stock of the Company to be held of record by fewer than 300 persons or to be delisted from the Nasdaq National Market. As such, this transaction is being filed under Schedule 13E-3 and the following items are addressed in addition to any items previously addressed under Schedule TO.

         ITEM 2 OF SCHEDULE 13E-3.

(d)      Dividends. The information contained in Section 9 of the Offer to Purchase is incorporated herein by reference.

(e)      Prior Public Offerings. Not applicable.

(f)      Prior Stock Purchases. The information contained in Section 12 of the Offer to Purchase is incorporated herein by reference.

         ITEM 3 OF SCHEDULE 13E-3.

(b)      Business and Background of Entities. Not applicable.

(c)      Business and Background of Natural Persons. The information contained in Section 6 of the Offer to Purchase is incorporated herein by reference.

(3)	Previously filed on Schedule 13E-3 by Ernest C. Garcia II on January 25, 2001.

         ITEM 4 OF SCHEDULE 13E-3.

(c)      Different Terms. Since Mr. Garcia is the Offeror with respect to the Offer, the Shares owned by him will not be tendered in the Offer.

(d)      Appraisal Rights. None.

(e)      Provisions for Unaffiliated Security Holders. None.

(f)      Eligibility for Listing or Trading. Not applicable.

         ITEM 5 OF SCHEDULE 13E-3.

(c)      Negotiations or Contracts. The information contained in Section 10 of the Offer to Purchase is incorporated herein by reference.

         ITEM 7 OF SCHEDULE 13E-3.

(a)-(d) The information contained in the Offer to Purchase under the captions “INTRODUCTION” and “SPECIAL FACTORS” is incorporated herein by reference.

         ITEM 8 OF SCHEDULE 13E-3.

(a)-(f) The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS” is incorporated herein by reference.

         ITEM 9 OF SCHEDULE 13E-3.

(a)      Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the caption “SPECIAL FACTORS” is incorporated herein by reference.

(b)      Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the caption “SPECIAL FACTORS” is incorporated herein by reference.

(c)      Availability of Documents. The information set forth in the Offer to Purchase under the caption “SPECIAL FACTORS” is incorporated herein by reference.

         ITEM 10 OF SCHEDULE 13E-3.

(c)      Expenses. The information contained in Section 8 of the Offer to Purchase is incorporated herein by reference.

         ITEM 12 OF SCHEDULE 13E-3.

(d)      Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under the captions “INTRODUCTION” and “SPECIAL FACTORS” is incorporated herein by reference.

(e)      Recommendations of Others. The information set forth in the Offer to Purchase under the captions “INTRODUCTION” and “SPECIAL FACTORS” is incorporated herein by reference.

         ITEM 14 OF SCHEDULE 13E-3.

(b)      Employees and Corporate Assets. Directors, officers and regular employees of the Company and its affiliates other than Mr. Garcia will not be contacting holders by mail, telephone, telex, telegram messages, mailgram messages, datagram messages or in person regarding the Offer. The Company may request brokers, dealers and other nominees to forward the Offer to Purchase and related materials to be beneficial owners of Shares.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2001

/s/ Ernest C. Garcia II

Ernest C. Garcia II

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Offer to Purchase, dated November 26, 2001.

(a)(1)(ii)	Form of Letter of Transmittal with Substitute Form W-9.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	See Offer to Purchase, dated November 26, 2001, attached hereto as Exhibit (a)(1)(i)

(a)(4)	Not applicable.

(a)(5)(i)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iii)	Form W-9 Guidelines.

(a)(5)(iv)	Summary Advertisement as published in the Wall Street Journal on November 26, 2001.

(b)	Business Loan Agreement, dated October 9, 2001, by and among Ernest C. Garcia, Elizabeth Joanne Garcia, Verde Investments, Inc. and Bank One Arizona, N.A.(1)

(c)	None.

(d)(i)	Proxy Statement for 2001 Annual Meting of Ugly Duckling Corporation; “Proposal to be Voted On – Issuance of Warrants.”(2)

(d)(ii)	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.(3)

(d)(iii)	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.(3)

(1)	Previously filed on Amendment No. 1 to Schedule 13E-3 by Ernest C. Garcia II on October 31, 2001.

(2)	Previously filed by Ugly Duckling Corporation on form PRE 14A on October 26, 2001.

(3)	Previously filed on Schedule 13E-3 by Ernest C. Garcia II on January 25, 2001.

Exhibit Number	Description

(d)(iv)	Loan Agreement, dated January 11, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.(3)

(d)(v)	Form of Warrant Agreement, dated July 25, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.(3)

(d)(vi)	Stock Pledge Agreement, dated November 28, 2000, by and between Ernest C. Garcia, II, Joanne E. Garcia, Arbco Associates, L.P. and Kayne Anderson Capital Income Partners, L.P.(3)

(d)(vii)	Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest C. Garcia, II and Ugly Duckling Corporation.(3)

(d)(viii)	Letter Agreement, dated March 15, 2001, by and among Cygnet Capital Corporation, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.(3)

(d)(ix)	Stock Pledge Agreement, dated March 15, 2001, by and among Ernest C. Garcia, II, Elizabeth Joanne Garcia, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.(3)

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(3)	Previously filed on Schedule 13E-3 by Ernest C. Garcia II on January 25, 2001.